Klondex Reports First Quarter 2016 Results; Remains Well-Positioned to Achieve Full-Year Guidance
Vancouver, BC - May 10, 2016 - Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) ("Klondex", the "Company", "we", "our", or "us") is pleased to announce its operational and financial results for the first quarter of 2016 as well as recent developments. This press release should be read in conjunction with our first quarter 2016 interim financial statements and related management's discussion & analysis ("MD&A"), which are available on our website (www.klondexmines.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). All dollar amounts included in this press release are expressed in thousands of United States dollars, unless otherwise noted, and are based on our financial statements and MD&A, which has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. References to "Notes" refers to the notes contained in the financial statements.
First Quarter 2016 Highlights

•	Health, Safety, and Environmental - No lost-time injuries or environmental incidents at Fire Creek, Midas, or Rice Lake; Environmental Assessment was approved by the BLM at Fire Creek.

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Acquisition of Rice Lake - Completed the acquisition of Rice Lake located in Manitoba, Canada (as well as certain other assets) for $32.0 million and commenced a number of important exploration and project development activities at the project.

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Cash Flows and Liquidity - Entered into a $25.0 million secured revolving facility agreement with Investec Bank PLC, bolstering our financial strength and liquidity. Quarter end cash balance of $30.9 million, working capital of $31.6 million (ratio of 2.0:1), and total liquidity of $56.6 million when including the Revolver availability.

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Ounces Sold and Financial Results - Sold 31,172 gold equivalent ounces ("GEOs"), consisting of 26,964 gold ounces and 325,274 silver ounces, as higher ore tons milled offset planned lower ore grades. Revenue of $35.5 million from average selling prices per gold and silver ounce of $1,138 and $14.72, respectively. Net loss was $1.1 million (or $0.01 per share - basic).

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Mine Operations and Performance Measures - Produced 30,142 GEOs, in-line with management expectations which anticipate GEO production and grades progressively increasing throughout the year. Average operating metrics of: 810 ore tons milled per day, 0.38 oz/ton gold mill head grade, 4.84 oz/ton silver mill head grade, 0.44 oz/ton GEO mill head grade.

	Production cash costs per gold equivalent ounce sold		All-in sustaining costs per gold ounce sold		All-in costs per gold ounce sold (excluding Rice Lake)		All-in costs per gold ounce sold (including Rice Lake)
Three months ended March 31,	2016	2015	2016	2015	2016	2015	2016	2015
Non-IFRS Measure(1)	$685	$689	$1,070	$788	$1,202	$1,041	$1,282	$1,041
(1) See Non-IFRS Performance Measures in this MD&A.

•	Capital Expenditures - Spent $7.0 million at Fire Creek, $5.1 million at Midas, $2.1 million at Rice Lake, and $0.3 million at corporate for total capital spending of $14.5 million.
Recent 2016 Developments

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Forward Sales Contracts - In April 2016, entered into fixed forward spot trades covering 67,600 ounces of gold at an average price of $1,258 per ounce and 798,500 ounces of silver at an average price of $16.71 per ounce, both of which will be physically delivered into during the second, third, and fourth quarters of 2016.

Mr. Paul Huet, President and CEO commented, "Our operational performance for the first quarter of 2016 was in line with our mine plans. We are doing the necessary development work to position us to achieve our annual production and cost targets.” Mr. Huet continued, “Additionally, our strong operational and financial performance over the last two years has been instrumental in creating a very strong balance sheet. With that, and increased certainty in our near-term metal price environment, we have made the choice to increase our capital spending this year in Nevada by $10 million to aggressively develop and explore our core assets. We believe this is the best use of our capital in the current metal price environment."

2016 Full Year Outlook
Nevada Operations
We are reiterating our targeted annual production costs and GEO production, which is expected to be weighted approximately 40%-45% in the first-half of 2016 and 55%-60% in the second-half of 2016. Our 2016 GEO production and grades are expected to progressively increase from the first quarter to the fourth quarter following the completion of planned first-half development and silling activities. Entering into forward sales contracts has increased our planned operating cash flows and as a result we have increased our annual capital expenditure projections from our original estimate by $10.0 million to $55.0 million to $60.0 million. The additional capital is expected to be spent largely on non-sustaining exploration and advanced development. Consequently, we are also revising our all-in costs per gold ounce sold (excluding Rice Lake) by $75 to $1,025 to $1,075. The following table outlines our annual guidance and includes all-in costs per gold ounce sold measures exclusive of Rice Lake, which was acquired during the first quarter of 2016 after the release of our full-year guidance:

	Fire Creek		Midas		Total
2016 Guidance	Low	High	Low	High	Low	High
Gold equivalent ounces produced(1)	97,000	100,000	48,000	50,000	145,000	150,000
Production cash costs per GEO sold(1)(2)	$450	$500	$850	$900	$600	$650
All-in sustaining costs per gold ounce sold(2)					$850	$900
All-in costs per gold ounce sold, excluding Rice Lake(2)					$1,025	$1,075
Capital expenditures on mineral properties, plant and equipment, excluding Rice Lake	$34,700	$36,700	$20,300	$23,300	$55,000	$60,000
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the projected average realized gold price per ounce by the projected average realized silver price per ounce expected to be received by us in 2016.

(2) See Non-IFRS Performance Measures section in this Press Release.
Consolidated Financial Results of Operations

	Three months ended March 31,
	2016	2015
Revenues	$35,469	$38,091
Cost of sales
Production costs	21,347	21,653
Depreciation and depletion	5,768	7,730
Gross profit	8,354	8,708
General and administrative expenses	3,352	2,775
Income from operations	5,002	5,933
(Loss) gain on derivative, net	(1,171)	179
Finance charges, net	(1,301)	(2,136)
Foreign currency (loss) gain, net	(2,339)	7,664
Business acquisition costs	(683)	—
Other, net	119	—
(Loss) income before tax	(373)	11,640
Income tax expense	733	3,529
Net (loss) income	$(1,106)	$8,111
Net (loss) income per share - basic	$(0.01)	$0.06
During the first quarter of 2016, Fire Creek and Midas sold 26,964 gold ounces and 325,274 silver ounces. First quarter 2016 Revenues were impacted by lower average realized prices ($1,138 per gold ounce and $14.72 per silver ounce) and lower grades attributable to planned development. Production costs were in-line with expectations given the first quarter mine plan. Depreciation and depletion decreased from the prior year quarter due to lower per ounce amounts from increased resource bases. General and administrative expenses increased in 2016 due to increased staff levels at the corporate office and severance payments. Finance charges were primarily related to gold purchase agreement, finance leases, an the promissory note pursuant to the Rice Lake acquisition, which also resulted in business acquisition costs.

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Liquidity and Capital Resources

	Three months ended March 31,
	2016	2015
Net cash provided by operating activities	$4,377	$4,488
Net cash used in investing activities	(34,499)	(5,560)
Net cash provided by (used in) financing activities	1,235	(258)
Effect of foreign exchange on cash balances	644	(902)
Net decrease in cash	(28,243)	(2,232)
Cash, beginning of period	59,097	45,488
Cash, end of period	$30,854	$43,256
We generated $4.4 million of net operating cash flows and were provided $1.2 million from financing cash flows due to the exercise of share options and warrants; cash used in investing activities totaled $34.5 million ($20.0 million for Rice Lake acquisition and $14.5 million of capital expenditures). We maintained our strong financial position and as of March 31, 2016, had total liquidity of $56.6 million, consisting of $31.6 million in working capital and $25.0 million of borrowing availability under our March 2016 Revolver.
First Quarter 2016 Summary Operational Results

	Three months ended March 31, 2016			Three months ended March 31, 2015	Change
Mine operations	Fire Creek	Midas	Total
Ore tons milled	32,742	41,013	73,755	57,664	16,091
Average gold mill head grade (oz/ton)	0.69	0.12	0.38	0.50	(0.12)
Average silver mill head grade (oz/ton)	0.92	7.98	4.84	6.78	(1.94)
Average gold equivalent mill head grade (oz/ton)(1)	0.70	0.22	0.44	0.60	(0.16)
Average gold recovery rate (%)	93.6%	93.5%	93.6%	94.0%	(0.4%)
Average silver recovery rate (%)	88.6%	90.6%	90.4%	90.7%	(0.3%)
Gold produced (ounces)	21,219	4,743	25,962	27,225	(1,263)
Silver produced (ounces)	26,693	296,429	323,122	354,455	(31,333)
Gold equivalent produced (ounces)(1)	21,574	8,476	30,142	32,203	(2,061)
Gold sold (ounces)	18,545	8,419	26,964	27,135	(171)
Silver sold (ounces)	34,845	290,429	325,274	304,557	20,717
Gold equivalent sold (ounces)(1)	19,009	12,077	31,172	31,412	(240)
Revenues and realized prices
Gold revenue (000s)	$20,863	$9,819	$30,682	$32,907	$(2,225)
Silver revenue (000s)	522	4,265	4,787	5,184	(397)
Total revenues (000s)	$21,385	$14,084	$35,469	$38,091	$(2,622)
Average realized gold price ($/oz)	$1,125	$1,166	$1,138	$1,213	$(75)
Average realized silver price ($/oz)	$14.98	$14.69	$14.72	$17.02	$(2.30)
Non-IFRS Measures
Production cash costs per GEO sold(2)	$455	$1,051	$685	$689	$(4)
All-in sustaining costs per gold ounce sold(2)	n/a	n/a	$1,070	$788	$282
All-in costs per gold ounce sold (excluding Rice Lake)(2)	n/a	n/a	$1,202	$1,041	$161
All-in sustaining costs per gold ounce sold (including Rice Lake)(2)	n/a	n/a	$1,282	$1,041	$241
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this Press Release for additional detail.

(2) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.

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Our 2016 operating targets anticipate GEO production and grades progressively increasing throughout the year which we expect will result in lower second half cost measures compared to the first quarter of 2016. Fire Creek and Midas's first quarter 2016 results were in-line with management expectations and included the sale of 31,172 GEOs, consisting of 26,964 gold ounces and 325,274 silver ounces. The 73,755 ore tons milled (average of 810 tons per day) represented a quarterly record as the mining rate has increased from prior period levels to support our production growth and accommodate the planned lower ore grades in the first half of the year. Lower grades during the first quarter of 2016 at Fire Creek were the result of increased silling activities to open up additional working faces and provide future flexibility in the mine plan. At Midas, planned ore development activities continued which resulted in mining areas with grades consistent with those of the fourth quarter 2015.
Rice Lake Project
In March 2016, we received approval to recommence mining and milling operations from the Director of Manitoba Mineral Resources. We have replaced 100% of the guides on the shaft and approximately 55% of the track replacement has been completed (approximately 1,500 ft). Additional infrastructure included a new underground shop and new gear storage cut-outs, which are approximately 80% complete. We initiated testing of narrow vein long hole design to reduce dilution. We also received initial metallurgical testing results on existing tailings which indicate the tailings can be processed through the existing mill flow sheet.
Webcast and Conference Call
Klondex will report its financial results for the first quarter of 2016 after market close on Tuesday, May 10, 2016. A conference call and webcast will be held the following morning on Wednesday, May 11, 2016 at 10:30am ET/7:30am PT. The conference call telephone numbers are listed below.
Canada & USA Toll Free Dial In: +1 800-319-4610
Toronto: +1 416-915-3239
International: +1 604-638-5340
Callers should dial in 5 to 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company's website or by clicking http://services.choruscall.ca/links/klondex20160511.html.
About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired Rice Lake mine and mill in Manitoba, Canada.
For More Information Contact:
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

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Cautionary Note Regarding Technical Information and Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information"), including but not limited to information about current expectations on the timing and success of exploration and development activities, the timing and success of mining operations, the Company's ability to produce and sell gold and silver, the Company’s achievement of the full-year projections for ounce production, metal grades and production costs, the Company's ability to meet annual operations estimates, the ability to maintain average daily milling rates, the Company's capital addition expenditures, the Company's intention and ability to monetize mineralized material, the results of economic studies regarding the Company's mineral projects, the Company's financial conditions, the successful execution and project development at all of the Company's mines and projects, and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.
Technical Information
Scientific and technical information in this press release has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.
Non-IFRS Performance Measures
We have included the non-IFRS measures "Production cash costs per gold equivalent ounce sold", “All‐in sustaining costs per gold ounce sold”, and "All-in costs per gold ounce sold" in this press release (collectively, the "Non-IFRS Measures"). These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices (table in thousands, except ounces sold and per ounce amounts):

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	Three months ended March 31, 2016			Three months ended March 31, 2015
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Average realized price per gold ounce sold	$1,125	$1,166	$1,138	$1,209	$1,220	$1,213
Average realized price per silver ounce sold	$14.98	$14.69	$14.72	$17.00	$17.02	$17.02
Silver ounces equivalent to revenue from one gold ounce	75.1	79.4	77.3	71.1	71.7	71.2
Silver ounces sold	34,845	290,429	325,274	11,587	292,970	304,557
GEO from silver ounces sold	464	3,658	4,208	163	4,086	4,277
Gold ounces sold(1)	18,545	8,419	26,964	18,083	9,052	27,135
Gold equivalent ounces	19,009	12,077	31,172	18,246	13,138	31,412
Production costs	$8,657	$12,690	$21,347	$8,959	$12,694	$21,653
Production cash costs per GEO sold	$455	$1,051	$685	$491	$966	$689
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations; therefore, capital amounts related to expansion and growth projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended March 31,
	2016	2015
Production costs	$21,347	$21,653
General and administrative expenses	3,352	2,775
Decommissioning provision accretion	137	96
Sustaining capital expenditures	8,799	2,035
Less: Silver revenue	(4,787)	(5,184)
All-in sustaining costs	28,848	21,375
Gold ounces sold(1)	26,964	27,135
All-in sustaining costs per gold ounce sold	$1,070	$788
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
We define sustaining capital expenditures as those costs which do not contribute to a material increase in future gold ounce production. As such, sustaining capital expenditures exclude amounts for exploration activities, mine development, and permitting activities related to long-term growth and expansion efforts. For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section of the MD&A.

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All-in Costs per Gold Ounce Sold
All-in costs per gold ounce sold includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine or project. We calculate our all-in costs per gold ounce sold by beginning with the all-in sustaining costs total and adding non-sustaining (growth) capital expenditures and other costs not related to current operations (table in thousands, except ounces sold and per ounce amounts):

	Three months ended March 31,
	2016	2015
All-in sustaining costs	$28,848	$21,375
Non-sustaining capital expenditures (excluding Rice Lake)	3,570	6,873
All-in costs (excluding Rice Lake)	32,418	28,248
Gold ounces sold(1)	26,964	27,135
All-in costs per gold ounce sold (excluding Rice Lake)	1,202	1,041

All-in costs (excluding Rice Lake)	32,418	28,248
Non-sustaining capital expenditures (Rice Lake)	2,141	—
All-in costs	34,559	28,248
Gold ounces sold(1)	26,964	27,135
All-in costs per gold ounce sold	$1,282	$1,041
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section of the MD&A.

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